SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Investor Update

São Paulo, July 13, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL e B3: GOLL4) (“GOL” or “Company”), Brazil’s largest domestic airline, today provides an Investor Update on its expectations for the second quarter of 2023. The information below is preliminary and unaudited. The Company will discuss its 2Q23 results in a conference call on July 27, 2023.

Overall Commentary

•        GOL expects Loss Per Share (EPS) and Loss Per American Depositary Share (EPADS) for 2Q23 of approximately R$1.05[1] and US$0.45[1], respectively.

•        EBITDA margin for the quarter is expected to be approximately 21%.

•        Passenger unit revenue (PRASK) for the second quarter is expected to be up approximately 9% year over year, driven by an 8% decrease in capacity versus the last quarter. Total unit revenue (RASK) increased by approximately 12% compared to the same period of 2022, mainly due to increases in revenues from cargo (Gollog), that more than doubled its revenue over 2Q22, and loyalty (Smiles), that recorded a revenue increase of 30% in the same period.

•        Non-fuel unit costs excluding freighter operations (CASK Ex-Fuel Adjusted3) are expected to be flat compared to 2Q22, primarily due to higher expenses related to parts and costs associated with redelivery of aircraft, compensated by the year-over-year increase in capacity (ASK) of 14%. Fuel unit costs (CASK Fuel) decreased approximately 18% compared to 2Q22, mainly due to a 19% decrease in the average jet fuel price, partially compensated by a reduction in average stage length, and total unit costs are expected to decrease approximately 7% compared to the second quarter of 2022.

•        Financial leverage as measured by the Net Debt4/LTM EBITDA[2] ratio was approximately 7.2x at quarter end, a reduction of 2.2x compared to 4Q22 (~5.3x in IFRS-16). Excluding the GOL SSN, the ratio was 6.0x (4.0x in IFRS-16). Total liquidity at quarter-end is expected to be at R$ 4.1 billion[5].

Preliminary and Unaudited Projection
June Quarter 2023
EBITDA Margin	~21%
EBIT Margin	~11%
Other Revenue (cargo, loyalty, other)	~9% of total revenues
Average fuel price per liter	R$ 4.84
Average exchange rate	R$ 4.95

June Quarter 2023 vs. June Quarter 2022

Passenger unit revenue (PRASK)	Up ~9%
CASK Ex-fuel[3]	Up ~1%
Total Demand – RPK	Up ~13%
Total Capacity – ASK	Up ~14%
Total Capacity – Seats	Up ~20%

1.	Excluding gains and losses on currency, Exchangeable Senior Notes and Senior Secured Notes 2028.
2.	Excluding non-recurring results
3.	Excluding non-recurring results and costs related to the freighter operations.
4.	Including 7x annual aircraft lease payments and excluding perpetual bonds.
5.	Cash and cash equivalents, restricted cash, accounts receivable and deposits.

1	GOL Linhas Aéreas Inteligentes S.A.

Investor Update

GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since it was founded in 2001, the Company has the lowest unit cost in Latin America, democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 13.9 thousand highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 142 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer